Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Three Months Ended March 31, 2005	Fiscal Year Ended December 31,
		2004	2003	2002	2001	2000
		(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$25,099	$96,106	$92,309	$88,593	$61,938	$(79,795)
Adjustments to Earnings:
Fixed charges	4,136	19,412	15,927	12,737	20,447	23,097
Distributed income of equity investees	542	2,903	2,198	2,093	2,028	1,777

Earnings as adjusted	$29,777	$118,421	$110,434	$103,423	$84,413	$(54,921)
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$3,514	$16,800	$13,560	$10,483	$18,348	$20,971
Interest relating to rental expense	622	2,612	2,367	2,254	2,099	2,126

Total fixed charges	$4,136	$19,412	$15,927	$12,737	$20,447	$23,097

Ratio of earnings to fixed charges	7.20	6.10	6.93	8.12	4.13	— (1)

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.